SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 16, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 16, 2011, entitled “Syneron Beauty Receives FDA Clearance for New Tända Luxe Device for Treatment of Periorbital Wrinkles at Home.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer
Date: August 16, 2011

Syneron Beauty Receives FDA Clearance for New Tända Luxe Device for Treatment of Periorbital Wrinkles at Home

Next-Generation Over-the-counter Device Expected to Launch in the Prestige Retail
Market in the Fourth Quarter

Yokneam, Israel, August 16, 2011 – Syneron Beauty, a pioneer in the design, development and distribution of sophisticated consumer home-use aesthetic devices and products, and a subsidiary of Syneron Medical Ltd. (NASDAQ: ELOS), announced today that it has received 510(k) clearance from the United States Food and Drug Administration (FDA) to market the new Tända™ Luxe Light Emitting Diode device to consumers (OTC). The new device is a next-generation evolution of the Tända Regenerate, and is cleared by the FDA  for over-the-counter treatment of wrinkles, rhytides and fine lines around the periorbital (around the eye) region. Syneron Beauty expects to begin commercialization of the Tända Luxe wrinkle treatment device in the fourth quarter in the prestige retail consumer market.

The new Tända Luxe wrinkle treatment device joins the Tända family of acne and anti-aging products. It combines concentrated red light therapy, sonic vibration and gentle warming in a unique massaging treatment head to provide both the sensory and anti-aging benefits of a professional treatment. Tända Luxe’s concentrated beams of red light therapy are delivered by a super-luminous LED array that produces a fractional phototherapy effect, effectively reversing signs of aging. Red light is proven to increase the production of collagen and elastin for a firmer, plumper, more youthful-looking complexion over time. Tända Luxe is also clinically proven to increase skin hydration by 15% immediately. With just two weekly treatments, the device is very comfortable and easy to use.

The Tända Luxe device is compatible with the recently FDA cleared Tända Clear+ acne clearing device. Clear+ combines the clinically proven benefits of blue LED light therapy to treat and prevent acne with the same gentle warming and sonic vibration featured in the Tända Luxe. This next-generation acne-clearing device is effective in treating mild to moderate acne, preventing future outbreaks and improving the overall condition of skin in just two days. The Tända Luxe and Clear+ treatment heads are compatible with both devices, providing customers with upgradeable multi-use skin care device options.

Fabian Tenenbaum, Chief Executive Officer of Syneron Beauty, said, “The new Tända Luxe  is an advanced home-use skin rejuvenation device that will provide consumers with a high-quality, multi-functional, and efficacious treatment option for wrinkle reduction. It builds upon the proven technology of the Tända family of LED products, with the addition of sonic vibration and gentle warming. Earlier this year we successfully launched the Tända Zap Advanced Acne Clearing Device and we look forward to replicate its strong adoption with the launch of the Tända Luxe and Clear+ this fall.”

The Tända Luxe wrinkle treatment device and Clear+ acne clearing device will be available in the United States at prestige retailers.  The Tända family of products is marketed directly to consumers through prestige retailers and includes products for skincare and wellness solutions for both the home-use and professional markets. More information on Tända products is available at www.tandaskincare.com.

About Syneron Beauty
Syneron Beauty is a pioneer in the design, development and distribution of sophisticated consumer home-use aesthetic devices and products.  The Company’s products are based on clinically proven technologies derived from the professional aesthetic device market, enabling patients to achieve professional-like results in an at-home setting.  Syneron Beauty currently markets the Tända™ family of home-use light therapy products and the mē home-use hair removal system.  The Company also has a home-use partnership with Procter & Gamble and several other new products in development.  Syneron Beauty is based in Yokneam, Israel and is a wholly owned subsidiary of Syneron Medical Ltd. (NASDAQ: ELOS).

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.  Additional information can be found at www.syneron.com.

Contacts:
Asaf Alperovitz
Chief Financial Officer, Syneron Medical Ltd.
+ 972 73 244 2283
Email: asafa@syneron.com

Fabian Tenenbaum
Chief Executive Officer, Syneron Beauty
+ 972 73 244 2283
Email: fabiant@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com